

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2011

Via E-mail
Dr. Larry Hsu, Ph.D.
Chief Executive Officer and President
Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

> **Re:** **Impax Laboratories, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 3, 2011**
> **File No. 1-34263**

Dear Dr. Hsu:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business
Overview, page 1

1.	On page four you indicate that you have 61 products in various stages of development for which applications have not yet been filed and one branded pharmaceutical product for which you have completed two Phase III clinical studies as well as other programs in the early exploratory phase. In order to gain a better understanding of the effects and expected effects of your research and development activities on results of operations and financial position, please provide us, as practicable, the following information separately for each of your two segments:

- For significant products in research and development:

  - Brief product description including therapeutic area;

  - The costs incurred during each period presented,

  - The status (i.e. stage of development) and the nature of efforts and steps necessary to complete the product;

  - The risks and uncertainties associated with completing development; and

  - As applicable, a description of patents and when they expire, and a description of exclusivity periods and their extent that may be available in addition to or in lieu of patents.

- A breakout of research and development expenses for 2010 based on how you manage the segment such as by therapeutic area, by stage of development (i.e. discovery, pre-clinical, clinical phase I, clinical II and phase III) and/or other meaningful breakout.

Notes to Consolidated Financial Statements

13. Alliance and Collaboration Agreements
Strategic Alliance Agreement with Teva, page F-38

2.   You adopted the updated guidance of ASC 605-25 beginning with the quarter ended September 30, 2010 and applied it to the July 2010 amendment to Teva Agreement which you state materially modified the agreement. Please provide us your accounting analysis that supports the recognition of $196 million of Rx Partner Revenue and $95 million of cost of revenue that was previously deferred.

Form 10-Q for the quarterly period ended September 30, 2011

Notes to Interim Consolidated Financial Statements (unaudited)
11. Alliance and Collaboration Agreements, page 23

3.   As applicable, please provide us proposed disclosure to be included in future periodic reports of the contingent consideration of each milestone as required by ASC 605-28-50-2b and the disclosures required by ASC 605-28-50-2c and d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant